

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Greg Trevor
Chief Financial Officer
Convenience TV Inc.
248 Main Street
Venice, CA 90291

> **Re:    Convenience TV Inc.**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 23, 2010**
> **File No. 333-157066**

Dear Mr. Trevor:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief